Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods Hosts Its First US Tasting Event and
Demos Its 3D Cultivated-Meat Printing
Technology

The Silicon Valley investor community was introduced to the
company’s technology, and guests tasted cultivated meat canapés

Rehovot, Israel, Nov. 17, 2022 — Steakholder Foods Ltd. (Nasdaq: STKH), (formerly MeaTech 3D: $MITC) an international deep-tech food company at the forefront of the cultured meat industry, held its first US tasting event along with a live 3D steak printing demonstration at San Francisco’s Gallery 308.

Guests enjoyed the company’s hybrid cultivated meat canapés, such as beef steamed bun, grilled beef kabab and Thai spicy beef lettuce. The bovine cells used in the beef canapés came from USDA approved Texas cattle. Steakholder Foods believes that hybrid products will be a game changer for the meat industry and will help pave the way for the company’s whole-cut cultivated meat products.

Attendees were offered the opportunity to 3D print personalized steaks with a choice of three different cuts (entrecote, sirloin, and picanha) and three different fat ratios.

The event featured a panel discussion with industry leaders entitled “The Future of Food and Our Planet.” Panelists included Michael Selden, co-founder and CEO of Finless Foods; Bruce Aidells, chef and founder of Aidells Sausage; Adam Bergman, global head of AgTech Investment Banking at Citi; and Arik Kaufman, co-founder and CEO of Steakholder Foods.

Arik Kaufman, Steakholder Chief Executive Officer: “This event was an exciting milestone showcasing our patented 3D bio-printing capabilities and offering industry leaders a taste of our hybrid products in one of our key target markets. After the FDA first approval today of cultivated meat, we are especially proud to be the only publicly traded cultivated meat company in the US where we’ve recently increased business development and marketing efforts. With the use of cultivated fat, I believe that our hybrid products will flip the script in the meat substitute industry, giving consumers more sustainable choices that are both delicious and less processed. We were honored to host key industry players at this amazing event and invite everyone to join our community of “steakholders” in the future of sustainable meat production.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Steakholder Foods Press Contact:	Steakholder Foods Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com